

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2022

Ci Zhang
Chief Executive Officer
Un Monde International Ltd.
Westgate Mall
5689 Condor Place
Mississauga, ON L5V 2J4, Canada

> **Re: Un Monde International Ltd.**
> **Amendment No. 7 to Registration Statement on Form 10-12G**
> **Filed June 22, 2022**
> **File No. 000-56328**

Dear Dr. Zhang:

We issued comments to you on the above captioned filing on June 24, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 9, 2022.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Shih-Kuei Chen at 202-551-7664 or Brigitte Lippmann at 202-551-3713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Rhonda Keaveney